Form 10-K, Exhibit 13
period 1995-09-30
ALABAMA GAS CORP
filed 1995-12-29
CIK 3146

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

CONSOLIDATED NET INCOME

Energen Corporation's net income totaled $19.3 million, or $1.77 per share, for the fiscal year ended September 30, 1995. This compares with last year's record earnings of $23.8 million, or $2.19 per share, which includes a one-time gain of $2 million, or 18 cents per share, for the sale of propane assets and a reduction in investment in high temperature combustion technology. For 1993, Energen reported earnings of $18.1 million, or $1.77 per share.

1995 vs 1994: Alabama Gas Corporation (Alagasco), Energen's natural gas utility, achieved record earnings for the fifth consecutive year. In addition to normal annual equity growth which approximated 4 percent in 1995, Alagasco's net income of $15.7 million increased 5.4 percent over the prior year primarily due to the utility earning for a full year on a higher level of equity generated by a $21 million investment in underground storage working gas made in 1994 for which the utility received a $10 million equity infusion from Energen. Partially offsetting this increase was a one-time after-tax charge to earnings of $503,000 resulting from a voluntary early retirement program.

Energen's oil and gas exploration and production company, Taurus Exploration Inc. (Taurus), earned net income of $3.5 million in 1995, a decrease of 46 percent from the prior year. As expected, the major factor negatively affecting Taurus's earnings was comparatively lower natural gas commodity prices. Depressed prices affected Taurus's gas production revenues as well as income from price-sensitive coalbed methane operating fees. Taurus's 1995 earnings also were negatively impacted by increased operating expense and depreciation, depletion, and amortization (DD&A) expense.

1994 vs 1993: Alagasco's 1994 earnings of $14.9 million compared with $13 million in fiscal 1993. The utility's investment in underground storage working gas in early fiscal 1994 increased the equity upon which Alagasco was able to earn its allowed return. Taurus's 1994 income of $6.5 million compared with fiscal 1993 earnings of $5.1 million. The 27 percent increase largely was associated with increased conventional gas activities as production more than doubled to 5.5 Bcf. Taurus also benefitted from increased coalbed methane operating fees.

OPERATING INCOME

Consolidated operating income in 1995, 1994, and 1993 totaled $32.4 million, $35.9 million, and $30.3 million, respectively. Lower natural gas commodity prices and increased operating expense at Taurus significantly affected operating income in 1995. The increase in operating income in 1994 primarily was associated with the utility's investment in underground working storage gas which was financed, in part, through the issuance of equity upon which the utility was able to earn its allowed return.

ALAGASCO: Alagasco generates revenues through the sale and transportation of natural gas. Shifts between transportation and sales gas can cause large variations in natural gas revenues since the transportation rate does not contain an amount representing the cost of gas. Alagasco's rate structure allows similar margins on transported and sales gas; therefore, operating income is not adversely affected. Weather also can cause variations in revenues, but operating margins remain unaffected due to a real-time temperature adjustment which lets Alagasco adjust customer bills monthly to reflect changes in usage due to departures from normal weather.

Alagasco's gross natural gas sales revenues totaled $265.5 million, $315.3 million, and $303.2 million in 1995, 1994 and 1993, respectively. A lower commodity cost of gas contributed significantly to the 1995 decrease; the decreased cost was passed to customers through reduced rates. Additionally, weather was significantly warmer than normal, resulting in a 12 percent decrease in sales volumes

--------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,
(DOLLARS IN THOUSANDS)                         1995            1994           1993
--------------------------------------------------------------------------------------
Gross natural gas sales revenues         $    265,477     $   315,317    $    303,178
Cost of natural gas                          (133,556)       (188,592)       (187,800)
Revenue taxes                                 (16,051)        (20,018)        (18,540)
--------------------------------------------------------------------------------------
Net natural gas sales margin                  115,870         106,707          96,838
Net natural gas transportation margin          30,490          29,320          27,382
--------------------------------------------------------------------------------------
Net natural gas sales and transportation
     margin                              $    146,360     $   136,027    $    124,220
======================================================================================
Natural gas sales volumes (MMcf)
   Residential                                 27,489          31,254          30,957
   Commercial and industrial small             12,288          13,536          13,853
   Commercial and industrial large                 29             106             282
--------------------------------------------------------------------------------------
Total natural gas sales volumes                39,806          44,896          45,092
Natural gas transportation volumes (MMcf)      61,640          52,635          49,346
======================================================================================
Total deliveries (MMcf)                       101,446          97,531          94,438
======================================================================================

to residential customers; the recovery of margins via the temperature adjustment partially offset the revenue impact. The majority of the increase in 1994 was related to rate relief.

Residential sales volumes decreased 12 percent in the current year as weather in Alagasco's service area was 19 percent warmer than normal. Residential volumes remained relatively stable in 1994 compared with 1993, as temperatures were 2 percent and 1 percent colder than normal, respectively. Sales and transportation volumes to commercial, industrial and municipal customers totaled 74 Bcf in 1995, 66.3 Bcf in 1994, and 63.5 Bcf in 1993. The increase in 1995 and 1994 is due to the addition in each year of several large industrial customers.

A significant decline in the commodity cost of gas coupled with a decrease in residential sales volumes attributable to warmer weather contributed to a 29 percent decrease in the cost of gas in fiscal 1995. Cost of gas in 1994 virtually was unchanged from 1993, as the effect of lower prices on stable volumes was largely offset by the inclusion of gas supply realignment costs incurred in connection with the implementation of FERC Order 636.

Operations and maintenance (O&M) expense increased 7 percent in 1995 and 9 percent in 1994 primarily due to an increase in labor and related benefits costs. Included in these costs for the current year was a pre-tax charge of $1.1 million (net of the related settlement gain) associated with a voluntary early retirement option offered to all salaried, non-officer employees of at least 58 years of age with a minimum of five years' service. Of the 55 eligible employees, 41 accepted. As a result of these costs, the increase in O&M expense per customer exceeded the inflation-based cap established by the Alabama Public Service Commission (APSC) and necessitated the return of a portion of the excess to customers. Of the 9 percent increase in 1994, 3 percent was related to the adoption of SFAS 106, Employers' Accounting For Postretirement Benefits Other Than Pensions, for employees under labor union agreements, the cost of which was allowed to be recovered through rates.

Depreciation expense rose 8 percent in 1995 and 4 percent in 1994 consistent with growth in the utility's depreciable base. Alagasco's expense for taxes other than income primarily reflects various state and local business taxes as well as payroll-related taxes; state and local business taxes generally are based on gross receipts and fluctuate accordingly.

As discussed more fully in Note 2 to the Consolidated Financial Statements, Alagasco is subject to regulation by the APSC, which is expected to review the utility's rate-setting mechanism following its evaluation of certain mandates under the Energy Policy Act of 1992.

TAURUS: Weak natural gas prices had the greatest impact on production revenues. To minimize commodity price volatility, Taurus hedged 65 percent of its 1995 natural gas production at $2.06 per Mcf, adding 31 cents to Taurus's average sales price. Despite this hedging program, the average sales price for 1995 gas production of $1.72 per Mcf was 9 percent below the prior year's average price of $1.89 per Mcf. Natural gas production revenues also were affected by a 6 percent decline in volumes primarily attributable to lower offshore production which was not replaced in the current year due in part to the timing of production schedules. Oil revenues benefitted from an increase in volumes and prices.

Coalbed methane operating fees represent a percentage of net proceeds on certain coalbed methane properties, as defined by the related operating agreements, and vary with changes in natural gas prices, production volumes, and operating expenses. Revenues in 1995 from operating fees decreased $1.1 million largely due to lower natural gas prices. Coalbed methane consulting revenues increased slightly as Taurus earned fees for a full year from its strategic alliance with Conoco Inc. Also included in current year revenues was a $769,000 gain associated with the buyout of a long-term sales contract.

For 1994, the $5.8 million increase in natural gas production revenues largely was due to substantially higher conventional production. Oil revenues declined slightly as a result of a 17 percent decrease in oil prices. Increased production and the addition of a new coalbed methane project created the majority of the $1 million increase in operating fees. Consulting fees decreased

------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,
(DOLLARS IN THOUSANDS, EXCEPT UNIT PRICE)      1995                  1994                1993
------------------------------------------------------------------------------------------------
Revenues
   Natural gas production                    $    14,748          $  17,292         $    11,449
   Oil production                                  3,765              2,725               3,484
   Operating and consulting fees                   4,373              5,194               4,954
   Other                                             769                 --                  --
------------------------------------------------------------------------------------------------
Total Revenues                               $    23,655          $  25,211         $    19,887
================================================================================================
Production volumes
   Natural gas (MMcf)                              8,597              9,169               6,245
   Oil (MBbl)                                        250                191                 204
================================================================================================
Average unit sales price
   Natural gas (per Mcf)                     $      1.72          $    1.89         $      1.83
   Oil (per Bbl)                             $     15.07          $   14.25         $     17.09
================================================================================================

$800,000 due to the completion of several projects but were offset partially by revenue from the Conoco alliance.

Operations expense increased $3 million in 1995 primarily due to increased labor and related expense, exploration expense and administrative expense. The $2 million increase in 1994 operations expense was related to increased exploratory efforts and the resulting impact on exploration expenses.

The 8 percent increase in DD&A for 1995 was caused by an increased depletion rate (88 cents per Mcf compared to 78 cents per Mcf) which related to downward reserve revisions in the current year. DD&A increased 30 percent in 1994 primarily due to a significant increase in production volumes, as the depletion rate remained unchanged.

OTHER ACTIVITIES AND INTERCOMPANY ELIMINATIONS: Operating income from Energen's group of other activities decreased $800,000 in 1995 almost exclusively due to the absence of contribution from propane activities following the sale of the Company's propane assets in June 1994. The increase in 1994 operating income from Energen's other activities was due to increased contribution from propane activities prior to the asset sale and increased contribution from merchandising operations.

Intercompany eliminations for 1995, 1994 and 1993 totaled $7.4 million, $8.1 million and $8.3 million, respectively, and varied primarily based on intercompany natural gas and merchandising sales.

NON-OPERATING ITEMS

CONSOLIDATED: Fiscal 1995 interest expense increased 4 percent over 1994 primarily due to the issuance of $50 million of medium-term notes. Partially offsetting this increase was the repayment of $6.3 million of notes payable in early fiscal 1995 and a decrease in average short-term borrowings. The 7 percent increase in 1994 interest expense resulted from the issuance of $50 million of medium-term notes in 1994 and the inclusion for a full year of the Series 1993 Notes, offset in part by decreased average short-term borrowings.

Total other income decreased $3.4 million in 1995 and increased $3.2 million in 1994 largely due to the inclusion in 1994 of one-time, pre-tax gains associated with the sale of the Company's propane assets ($2.1 million) and the sale of the Company's investment in equity securities ($1.5 million).

The Company's effective tax rates in 1995, 1994, and 1993 were lower than statutory federal tax rates primarily due to the recognition of nonconventional fuel tax credits and the amortization of investment tax credits. Changes in income tax expense in both years resulted primarily from changes in pre-tax income. The Company's effective tax rates are expected to remain lower than statutory federal rates through December 31, 2002, as tax credits generated each year are expected to be fully recognized in the financial statements.

FINANCIAL POSITION AND LIQUIDITY

The Company's net cash from operating activities totaled $60.9 million, $34.3 million, and $40.4 million in 1995, 1994, and 1993, respectively. The fluctuation in operating cash flow from 1993 through 1995 primarily is due to the net cash outflow of $24 million in 1994 to purchase storage gas at Alagasco partially offset by the timing of the recovery of gas supply adjustment costs. For both years, cash flow was affected by fluctuations in other receivables and payables which are generally the result of timing.

Cash used in investing activities increased $39.6 million in 1995 largely due to Taurus's $16.9 million initial investment in proved property acquisitions, adding 26.8 Bcfe of proved oil and gas reserves. Proceeds of $13.4 million for the sale of both propane assets and equity securities in the prior year contributed to the increase in cash used in the current year. In 1994, the inclusion of the $13.4 million in sales proceeds created a decrease in cash used in investing activities, as total capital expenditures were essentially unchanged.

Cash provided by financing activities was $15.9 million in 1995. In the current year, Alagasco issued $50 million of medium-term notes with interest rates ranging from 6.6 percent to 7.7 percent and maturities from August 1, 2002, to June 27, 2025. Proceeds from this issuance primarily were used to defease the Company's 11 percent First Mortgage Bonds and 9 percent debentures by depositing all future principal and interest payments into an irrevocable trust. These funds are invested in essentially risk-free securities backed by the U.S. government. The remainder of the proceeds will be used to fund other capital and operating needs. In the prior year, the Company issued 550,000 shares of Energen common stock, generating proceeds of $13.5 million and, Alagasco issued $50 million of medium-term notes with interest rates ranging from 5.4 percent to 7.2 percent and maturities from December 1, 1998, to December 15, 2023. Proceeds from these debt and equity issues were used to fund the purchase of underground storage working gas, redeem the Company's 8.75 percent debentures, reduce its short-term debt, and fund additional capital needs.

CAPITAL EXPENDITURES

NATURAL GAS DISTRIBUTION: During the last three fiscal years, Alagasco has invested $103.3 million for capital projects: $80.3 million was spent on normal expansion replacements and support of its distribution system; $11.6 million was used in connection with the development of a new customer information system; $6.2 million was used to improve gas availability; and $5.2 million was used to purchase two municipal gas systems.


-------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,
(IN THOUSANDS)                                         1995               1994                   1993
-------------------------------------------------------------------------------------------------------
Capital expenditures for:
 Renewals, replacements, system
   expansion and other                              $  30,611        $    30,264             $   19,438
 Additions to improve gas availability                  3,024              1,644                  1,569
 Municipal gas system acquisitions                      3,972                178                  1,086
 Customer information system                            5,173              6,387                     --
-------------------------------------------------------------------------------------------------------
   Total                                            $  42,780        $    38,473             $   22,093
=======================================================================================================


EXPLORATION AND PRODUCTION: Taurus has spent $59.6 million for capital projects over the last three fiscal years. Of that total, $4.4 million was charged to income as exploration expense. Expenditures for conventional oil and gas activities over the last three years totaled $56 million and primarily reflect Taurus's investment in proved property acquisitions and exploration and development of offshore natural gas properties. Expenditures for nonconventional oil and gas activities for the last three years totaled $2 million.

------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,
(IN THOUSANDS)                                     1995             1994            1993
------------------------------------------------------------------------------------------
Capital and exploration expenditures for:
   Conventional oil and gas                     $   27,348      $    7,853     $    20,777
   Nonconventional gas                                 429             217           1,007
   Other                                               716             900             397
------------------------------------------------------------------------------------------
Total                                           $   28,493      $    8,970     $    22,181
==========================================================================================
Exploration expenditures charged to
   income (included above) for:
    Conventional oil and gas                    $    2,038      $    1,577     $       731
    Nonconventional gas                                 26              37               1
------------------------------------------------------------------------------------------
Total                                           $    2,064      $    1,614     $       732
==========================================================================================

OTHER ACTIVITIES: Capital expenditures by Energen's other activities totaled $1.8 million in the last three fiscal years and primarily relate to gathering activities.

RECENT PRONOUNCEMENTS OF THE FASB

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company is required to adopt this Statement in its 1997 fiscal year but implementation is not expected to have a material impact on the Company's financial statements.

In October 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued and also requires adoption by the Company in its 1997 fiscal year. The implementation of SFAS No. 123 is not expected to have a material impact on the financial statements.

FUTURE CAPITAL RESOURCES AND LIQUIDITY

EXPLORATION AND PRODUCTION:   During 1995, the Company's strategic planning
process indicated that an increased level of investment in the exploration and production business was needed to generate desired earnings growth, increase shareholder return, and increase total market capitalization. Therefore, during the next five years, Taurus plans to invest $400 million for property acquisitions and related development and an additional $100 million for offshore exploration and development. Although 1996 will likely not yield dramatically improved earnings, the pace of earnings growth is expected to accelerate in fiscal 1997 as acquisitions and development of acquired reserves and exploratory successes occur.

To facilitate this aggressive acquisition strategy, Taurus has entered into a three-and-one-half-year agreement with Sonat Exploration Company. Under the agreement, Taurus has committed to invest up to $30 million and $40 million as its proportionate share of acquisitions made during calendar years 1995 and 1996, respectively, through Sonat Exploration's reserve acquisition program.
In addition, Taurus expects to spend between $25 million and $50 million annually in the subsequent two years. Related development expenditures are expected to approximate 50 cents for every acquisition dollar in the next five years. Taurus also will continue its reserve acquisition efforts with other partners and expand its offshore exploration and development program, including increasing its internal generation of acquisition and exploration opportunities. It should be noted that

Taurus's ability to invest in property acquisitions will be significantly influenced by industry trends as the producing property acquisition market has historically been cyclical.

The Company expects to finance these acquisitions with issuances of long-term debt and equity to supplement internally generated cash flows. Over the five-year period, if the acquisition and development activities are successful, the Company would need to raise approximately $250 million in new capital, with new equity issues potentially ranging from $50 million to $75 million. The Company has short-term credit facilities of $110 million that it anticipates using to initially acquire properties, but long-term debt and equity will be issued for permanent financing of these investments. Capital expenditures could approximate $115 million in 1996.

Taurus has previously entered into futures contracts to hedge its exposure to price fluctuations on oil and gas production and currently has contracts for the sale of 5 Bcf of its fiscal 1996 gas production at an average contract price of $1.81 per Mcf. To better manage the financing risk associated with the acquisition program, Taurus plans to increase use of futures contracts and expand its hedging program to include swaps in order to reduce price risk for longer periods than currently allowed on commodity exchanges. To the extent that acquisitions include a significant amount of reserves to be developed in the future, the ability to initially hedge that future production will be limited; accordingly, although the Company anticipates earnings to increase, the earnings related to the exploration and production business will be volatile due to uncertainty surrounding the price of oil and natural gas and developmental and exploratory risks.

NATURAL GAS DISTRIBUTION: Utility capital expenditures could approximate $43.5 million in 1996 and primarily represent additions for normal distribution system expansion and the development of a new customer information system. In addition, Alagasco will maintain an investment in storage working gas which is expected to average approximately $18.2 million in 1996. The Company anticipates funding these capital requirements through internally generated capital and the utilization of short-term credit facilities.

CONSOLIDATED: The Company has short-term credit facilities totaling $110 million available for working capital needs with $32.3 million and $6 million employed at September 30, 1995, and 1994, respectively.

             QUARTERLY MARKET PRICES AND DIVIDENDS PAID PER SHARE

-----------------------------------------------------------------------------------------------
                                                                                      DIVIDENDS
QUARTER ENDED (IN DOLLARS)              HIGH            LOW             CLOSE           PAID
-----------------------------------------------------------------------------------------------
December 31, 1993                      26 5/8         20 1/8            21 1/2            .27
March 31, 1994                         23 7/8         20 1/4            20 1/2            .27
June 30, 1994                          23 1/4         19 1/4            20 7/8            .27
September 30, 1994                     23 1/2         20 3/4            22 1/2            .28
-----------------------------------------------------------------------------------------------
December 31, 1994                      22 3/4         19 3/4            22                .28
March 31, 1995                         23 1/2         20 5/8            22 7/8            .28
June 30, 1995                          23 1/4         20 1/8            21 1/2            .28
September 30, 1995                     22 3/8         21                21 3/4            .29
-----------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

ENERGEN CORPORATION AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS, EXCEPT SHARE DATA)                    1995               1994                1993
------------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
Natural gas distribution                                                  $   295,967        $   344,637          $   330,560
Oil and gas production                                                         23,655             25,211               19,887
Other                                                                           9,001             15,401               14,926
Intercompany eliminations                                                      (7,419)            (8,176)              (8,257)
------------------------------------------------------------------------------------------------------------------------------------
     Total operating revenues                                                 321,204            377,073              357,116
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of gas                                                                   130,220            184,458              182,925
Operations                                                                     95,509             91,787               84,050
Maintenance                                                                     9,849              9,469                9,235
Depreciation, depletion and amortization                                       29,577             28,000               25,289
Taxes, other than income taxes                                                 23,640             27,451               25,350
------------------------------------------------------------------------------------------------------------------------------------
     Total operating expenses                                                 288,795            341,165              326,849
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                               32,409             35,908               30,267
------------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest expense, net of amounts capitalized                                  (11,818)           (11,345)             (10,605)
Gain on sale of assets                                                             --              2,142                   --
Other, net                                                                      2,398              3,657                1,827
------------------------------------------------------------------------------------------------------------------------------------
      Total other income (expense)                                             (9,420)            (5,546)              (8,778)
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                     22,989             30,362               21,489
Income taxes                                                                    3,681              6,611                3,408
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                $    19,308        $    23,751          $    18,081
====================================================================================================================================
EARNINGS PER AVERAGE COMMON SHARE                                         $      1.77        $      2.19          $      1.77
====================================================================================================================================
AVERAGE COMMON SHARES OUTSTANDING                                          10,906,315         10,833,619           10,236,926
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

ENERGEN CORPORATION AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                                                               1995                1994
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT AND EQUIPMENT
Utility plant                                                                                $    504,371        $    464,593
Less accumulated depreciation                                                                     247,926             231,327
------------------------------------------------------------------------------------------------------------------------------------
    Utility plant, net                                                                            256,445             233,266
------------------------------------------------------------------------------------------------------------------------------------
Oil and gas properties, successful efforts method                                                 117,339              92,355
Less accumulated depreciation, depletion and amortization                                          51,170              43,052
------------------------------------------------------------------------------------------------------------------------------------
    Oil and gas properties, net                                                                    66,169              49,303
------------------------------------------------------------------------------------------------------------------------------------
Other property, net                                                                                 4,650               4,613
------------------------------------------------------------------------------------------------------------------------------------
    Total property, plant and equipment, net                                                      327,264             287,182
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                                          36,695              27,526
Accounts receivable, net of allowance for doubtful
   accounts of $2,533 in 1995 and $2,037 in 1994                                                   30,813              34,145
Inventories, at average cost
  Storage gas inventory                                                                            20,276              24,363
  Materials and supplies                                                                            7,711               7,589
  Liquified natural gas in storage                                                                  3,539               3,349
Regulatory asset                                                                                    6,321                  --
Deferred gas costs                                                                                  1,426               1,460
Deferred income taxes                                                                               9,667               7,542
Prepayments and other                                                                               2,583               3,117
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                          119,031             109,091
------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
Notes receivable                                                                                    3,095               3,911
Deferred charges and other                                                                          9,694              11,130
------------------------------------------------------------------------------------------------------------------------------------
    Total other assets                                                                             12,789              15,041
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                 $    459,084        $    411,314
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

AS OF SEPTEMBER 30, (IN THOUSANDS)                                                          1995                   1994
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL AND LIABILITIES
CAPITALIZATION
Preferred stock, cumulative, $0.01 par value, 5,000,000 shares authorized               $         --           $         --
Common shareholders' equity
   Common stock, $0.01 par value; 30,000,000 shares authorized, 10,921,733 shares
     outstanding in 1995 and 10,917,904 shares outstanding in 1994                               109                    109
   Premium on capital stock                                                                   81,243                 81,073
   Capital surplus                                                                             2,802                  2,802
   Retained earnings                                                                          90,020                 83,042
   Treasury stock, at cost (11,627 shares)                                                      (250)                    --
------------------------------------------------------------------------------------------------------------------------------------
   Total common shareholders' equity                                                         173,924                167,026
Long-term debt                                                                               131,600                118,302
------------------------------------------------------------------------------------------------------------------------------------
   Total capitalization                                                                      305,524                285,328
------------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Long-term debt due within one year                                                             1,775                 10,123
Notes payable to banks                                                                        32,300                  6,000
Accounts payable                                                                              32,242                 27,480
Accrued taxes                                                                                 11,339                 13,083
Customers' deposits                                                                           18,218                 17,462
Amounts due customers                                                                         16,546                 11,734
Accrued wages and benefits                                                                    10,955                  9,662
Other                                                                                         14,923                 15,129
------------------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                 138,298                110,673
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                                                          2,540                  1,706
Accumulated deferred investment tax credits                                                    4,103                  4,590
Other                                                                                          8,619                  9,017
------------------------------------------------------------------------------------------------------------------------------------
   Total deferred credits and other liabilities                                               15,262                 15,313
------------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                                                                     --                     --
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND LIABILITIES                                                           $    459,084           $    411,314
====================================================================================================================================

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ENERGEN CORPORATION AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------------
                                        Common Stock                                                        Treasury Stock
                                    ---------------------                                               ----------------------
                                    Number of       Par         Premium on     Capital      Retained     Number of
                                      Shares       Value      Capital Stock    Surplus      Earnings      Shares         Cost
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1992       10,182,598    $   102       $  63,245     $   2,802     $  63,709         --        $    --
Net income                                                                                     18,081
Shares issued for:
   Dividend reinvestment plan           20,862                        474
   Employee benefit plans              116,857          1           2,649
Cash dividends -- $1.05 per share                                                             (10,750)
====================================================================================================================================
BALANCE AT SEPTEMBER 30, 1993       10,320,317        103          66,368         2,802        71,040         --             --
Net income                                                                                     23,751
Shares issued for:
   Stock offering                      550,000          6          13,531
   Dividend reinvestment plan            7,717                        181
   Employee benefit plans               39,870                        993
Cash dividends -- $1.09 per share                                                             (11,749)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994       10,917,904        109          81,073         2,802        83,042         --             --
Net income                                                                                     19,308
Purchase of treasury shares                                                                             (128,900)        (2,721)
Shares issued for:
    Dividend reinvestment plan                                         14                                 19,035            394
    Employee benefit plans               3,829                        156                                 98,238          2,077
Cash dividends -- $1.13 per share                                                             (12,330)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995       10,921,733    $   109       $  81,243     $   2,802     $  90,020    (11,627)       $  (250)
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ENERGEN CORPORATION AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                          1995           1994             1993
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                     $   19,308    $    23,751       $    18,081
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Depreciation, depletion and amortization                                       29,577         28,000            25,289
    Deferred income taxes, net                                                     (2,061)        (2,802)             (785)
    Deferred investment tax credits, net                                             (487)          (487)             (528)
    Gain on sale of assets                                                             --         (2,142)               --
    Gain on sale of equity securities                                                  --         (2,878)               --
    Net change in:
      Accounts receivable                                                           3,332          1,523            (6,360)
      Inventories                                                                   3,775        (23,467)              466
      Accounts payable                                                              4,762           (129)            4,990
      Other current assets and liabilities                                           (773)        15,798            (1,808)
    Other, net                                                                      3,436         (2,824)            1,096
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                    60,869         34,343            40,441
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment                                        (68,940)       (45,543)          (43,672)
Proceeds from sale of assets                                                           --          8,624                --
Proceeds from sale of equity securities                                                --          4,808                --
Payments on notes receivable                                                          816          1,639             1,388
Other, net                                                                            501          2,485               819
------------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                        (67,623)       (27,987)          (41,465)
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Payment of dividends on common stock                                              (12,330)       (11,749)          (10,750)
Issuance of common stock                                                               84         14,711             3,124
Purchase of treasury stock                                                         (2,721)            --                --
Reduction of long-term debt                                                       (45,070)       (12,470)          (21,200)
Proceeds from issuance of long-term debt                                           49,660         49,670            14,555
Net change in short-term debt                                                      26,300        (34,000)           20,000
------------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                                     15,923          6,162             5,729
------------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                             9,169         12,518             4,705
Cash and cash equivalents at beginning of period                                   27,526         15,008            10,303
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                     $   36,695    $    27,526       $    15,008
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ENERGEN CORPORATION AND SUBSIDIARIES
-------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Energen Corporation (the Company) is a diversified energy holding company engaged primarily in the purchase, distribution, and sale of natural gas, principally in central and north Alabama, and the exploration, production and development of oil and gas in the continental United States. The following is a description of the Company's significant accounting policies and practices.

A. Principles of Consolidation
The accompanying financial statements include the accounts of Energen Corporation and its subsidiaries, principally Alabama Gas Corporation (Alagasco), after elimination of all significant intercompany transactions in consolidation.

B. Property, Plant and Equipment and Related Depreciation
Property, plant and equipment (principally utility plant) is stated at cost. The cost of utility plant includes an allowance for funds used during construction. Maintenance is charged for the cost of normal repairs and the renewal or replacement of an item of property which is less than a retirement unit. When property which represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant and, together with the cost of removal less salvage, is charged to the accumulated reserve for depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of utility property at rates established by the Alabama Public Service Commission (APSC). Approved depreciation rates averaged approximately 4.3 percent in 1995, 1994 and 1993.

C. Operating Revenue and Gas Costs
In accordance with industry practice, the Company records natural gas distribution revenues on a monthly- and cycle-billing basis. The Company extends credit to its residential and industrial utility customers which are located primarily in central and north Alabama. The commodity cost of purchased gas applicable to gas delivered to customers but not yet billed under the cycle-billing method is deferred as a current asset.

D. Income Taxes
The Company's deferred income taxes reflect the impact of temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes and are measured in compliance with enacted tax laws. Investment tax credits have been deferred and are being amortized over the lives of the related assets.

E. Oil and Gas Producing Activities
The Company follows the successful efforts method of accounting for costs incurred in the exploration and development of oil and gas reserves. Lease acquisition costs are capitalized initially, and unproved properties are reviewed periodically to determine if there has been impairment of the carrying value, with any such impairment charged to exploration expense currently. Exploratory drilling costs are capitalized pending determination of proved reserves. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploration costs, including geological and geophysical costs, are expensed as incurred. All development costs are capitalized. Depreciation, depletion and amortization is determined on a field-by-field basis using the unit-of-production method based on proved reserves. A provision for anticipated abandonment and restoration costs at the end of a property's useful life is made through depreciation expense. The Company's oil and gas subsidiary periodically enters into futures contracts to hedge its exposure to price fluctuations on oil and gas production. Gains and losses on futures contracts are recognized in the income statement as the hedged volumes are produced.

F. Cash Equivalents
The Company includes highly liquid marketable securities and debt instruments purchased with a maturity of three months or less in cash equivalents.

2. REGULATORY As an Alabama utility, Alagasco is subject to regulation by the Alabama Public Service Commission (APSC) which, in 1983, established the Rate Stabilization and Equalization (RSE) rate-setting process. RSE was extended for the third time on December 3, 1990, for a three-year period. Under the terms of that extension, RSE shall continue after November 30, 1993, unless, after notice to the Company, the Commission votes to either modify or discontinue its operation. On October 4, 1993, the Commission unanimously voted to extend RSE until such time as certain hearings mandated by the Energy Policy Act of 1992 (Energy Act) in connection with integrated resource planning and demand side management programs are completed. The Energy Act proceedings are expected to conclude during fiscal 1996 at which time the Commission is expected to begin a review of Alagasco's RSE. No time table for the review has yet been established.

Under RSE as extended, the APSC conducts quarterly reviews to determine, based on Alagasco's projections and fiscal year-to-date performance, whether Alagasco's return on equity for the fiscal year will be within the allowed range of 13.15 percent to 13.65 percent. Reductions in rates can be made quarterly to bring the projected return within the allowed range; increases, however, are allowed only once each fiscal year, effective December 1, and cannot exceed 4 percent of prior-year revenues. RSE limits the utility's equity upon which a return is permitted to 60 percent of total capitalization and provides for certain cost control measures designed to monitor the Company's operations and maintenance (O&M) expense. If O&M expense per customer falls within 1.25 percentage points above or below the Consumer Price Index For All Urban Customers (index range), no adjustment is required. If, however, O&M expense per customer exceeds the index range, three-quarters of the difference is returned to the customers. To the extent O&M expense per customer is less than the index range, the utility benefits by one-half of the difference through future rate adjustments. Under RSE as extended, a $1.1 million decrease in revenue became effective October 1, 1994, and a $5.2 million annual increase in revenue became effective December 1, 1994.

Effective December 15, 1990, the APSC approved a temperature adjustment to customers' monthly bills to remove the effect of departures from normal temperature on Alagasco's earnings. The calculation is performed monthly, and the adjustments to customers' bills are made in the same month the weather variation occurs.

The Company's rate schedules for natural gas distribution charges contain a Gas Supply Adjustment (GSA) rider, established in 1993, which permits the pass-through to customers of changes in the cost of gas supply, including Gas Supply Realignment (GSR) surcharges imposed by the Company's suppliers resulting from changes in gas supply purchases related to the implementation of FERC Order 636.

On June 12, 1995, the APSC approved Alagasco's application to issue $50 million of new debt. A portion of the proceeds was used to redeem all of Alagasco's 9 percent debentures and 11 percent First Mortgage Bonds. In connection with the early call of the redeemed debt, Alagasco paid an early call premium of approximately $1.3 million during the fourth quarter. Because the APSC Order authorized Alagasco to collect the early call premium through customer rates during the fiscal year ending September 30, 1996, Alagasco recorded a regulatory asset of $1.3 million during the fourth quarter ending September 30, 1995.

In accordance with APSC-directed regulatory accounting procedures, Alagasco in 1989 began returning to customers excess utility deferred taxes which resulted from a reduction in the federal statutory tax rate from 46 percent to 34 percent using the average rate assumption method. This method provides for the return to ratepayers of excess deferred taxes over the lives of the related assets. In 1993 those excess taxes were reduced as a result of a federal tax rate increase from 34 percent to 35 percent. Approximately $2.9 million of remaining excess utility deferred taxes is being returned to ratepayers over approximately 15 years.

FERC Regulation:    On March 15, 1995, Southern Natural Gas Company
(Southern) filed a comprehensive settlement with the FERC in the form of a Stipulation and Agreement (the Settlement) to resolve all issues in Southern's six pending rate cases, as well as to resolve all GSR and transition cost issues resulting from the implementation of FERC Order 636. The Settlement is supported by parties representing more than 90 percent of the firm transportation demand on Southern's system, including local distribution companies (including Alagasco), municipal distribution systems, major gas producers, large industrial end users, marketers, and state commissions (including the APSC).

On September 29, 1995, the FERC issued its Order Accepting Settlement, Severing Contesting Parties, and Issuing Certificates and Approving Abandonment (Settlement Order). The Settlement Order approves the Settlement with minor modifications. Contesting parties had 30 days from the date of the Settlement Order to file motions for rehearing and several such motions were timely filed. Until such motions are ruled on by the FERC, the Settlement Order is not considered to be final.

Specifically, the Settlement provides for the following: (1) the resolution of all cost of service and rate design issues in Southern's six pending rate cases and the establishment of reduced rates for the purpose of calculating rate case refunds; (2) the implementation of reduced settlement rates on an interim basis for supporting parties commencing March 1, 1995 (by order dated April 4, 1995, FERC approved these interim rates pending its final review of the merits of the Settlement); (3) the resolution of all GSR and other transition cost issues resulting from FERC Order 636; (4) lower GSR cost recovery through the reduction and earlier payout of GSR costs; (5) a three-year moratorium on general rate increases; and (6) the resolution and disposition of all rate case and GSR refunds for supporting parties. With respect to this last point, the Settlement provides that all rate case refunds will be used to offset a portion of Southern's remaining GSR liability. In addition, as a result of the recalculated GSR surcharges for the period January 1, 1994, to February 28, 1995, Southern will refund over-collected GSR costs. Neither the total amount of this refund nor Alagasco's share has yet been determined; therefore, no amounts have been recorded in the financial statements. In the Settlement filing with FERC, Southern has represented that the Settlement will allow Southern and the supporting parties to resolve all issues relating to GSR and other transition costs, the majority of which costs will be collected by the end of calendar 1995. Alagasco estimates that it has a remaining GSR liability of approximately $2.4 million to be paid through December 1995 and approximately $2.6 million in other transition costs to be paid through June 1998 and that it has recorded such amounts in the financial statements. Because these costs will be recovered in full from Alagasco's customers in a timely manner through the GSA rider of Alagasco's Tariff, the Company has recorded a corresponding regulatory asset in the accompanying financial statements.

3. LONG-TERM DEBT AND NOTES PAYABLE    Long-term debt consists of the following:

---------------------------------------------------------------------------------
 AS OF SEPTEMBER 30, (IN THOUSANDS)                        1995            1994
---------------------------------------------------------------------------------
Energen Corporation:
   8% Debentures, due up to $1,000,000 annually
     to February 1, 2007                               $  18,746        $  19,935
   Series 1993 Notes, interest ranging from 4.65%
     to 7.25%, due annually beginning March 1, 1996, in
     payments ranging from $775,000 to $1,675,000 to
     March 1,  2008                                       14,629           14,976
Notes payable, interest ranging from 9.3% to 10.05%,
   paid in full during fiscal year 1995                       --            6,300
Alabama Gas Corporation:
   First Mortgage Bonds, 11% Series H, defeased
     during fiscal year 1995                                  --            7,500
   Medium-term Notes, interest ranging from 5.4% to
     7.7%, for notes redeemable December 1, 1998, to
     June 27, 2025                                       100,000           50,000
   9% Debentures, defeased during fiscal year 1995            --           28,758
   Mortgage note payable, paid in full during fiscal
     year 1995                                                --              956
---------------------------------------------------------------------------------
Total                                                    133,375          128,425
Less amounts due within one year                           1,775           10,123
---------------------------------------------------------------------------------
    Total                                               $131,600         $118,302
=================================================================================


During the fourth quarter, the Company deposited $37.6 million into an irrevocable trust to complete an in-substance defeasance of Alagasco's 9 percent debentures and 11 percent Series H First Mortgage Bonds. The funds in the trust, primarily obtained through the issuance of medium-term notes and short-term borrowings, will be used solely to satisfy the principal, interest, and call premium of the defeased debt. Accordingly, the debt and related accrued interest have been excluded from the 1995 consolidated balance sheet.
No gain or loss was recorded in the financial statements as the APSC has granted Alagasco regulatory relief related to the income statement impact of this defeasance.

The aggregate maturities of long-term debt for the next five years are as follows:

--------------------------------------------------------------------------------
                  YEARS ENDING SEPTEMBER 30, (IN THOUSANDS)
--------------------------------------------------------------------------------
        1996          1997          1998           1999              2000
--------------------------------------------------------------------------------
       $1,775        $1,815        $1,870         $7,222            $1,965
================================================================================


The Company is subject to various restrictions on the payment of dividends. Under its 8 percent debentures, the most restrictive provision states that dividends or other distributions with respect to common stock may not be made unless the Company maintains a minimum consolidated tangible net worth of $80 million; at September 30, 1995, Energen had a tangible net worth of $173,697,000.

The Company and Alagasco have short-term credit lines and other credit facilities of $110 million available to either entity for working capital needs. The following is a summary of information relating to notes payable to banks:

--------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                    1995      1994     1993
--------------------------------------------------------------------------------
Amount outstanding                                 $ 32,300  $  6,000  $ 40,000
Available for borrowings                             77,700   104,000    70,000
--------------------------------------------------------------------------------
     Total                                         $110,000  $110,000  $110,000
================================================================================
Maximum amount outstanding at any month-end        $ 32,300  $ 60,000  $ 43,000
Average daily amount outstanding                   $    917  $ 13,836  $ 31,318
Weighted average interest rates based on:
   Average daily amount outstanding                    5.76%     3.32%     3.42%
   Amount outstanding at year-end                      5.96%     5.17%     3.33%
================================================================================


Total interest expense for Energen in 1995, 1994 and 1993 was $11,818,000, $11,345,000, and $10,605,000 respectively.

4. INCOME TAXES  The components of income taxes consist of the following:

--------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)      1995      1994      1993
--------------------------------------------------------------------------------
Taxes estimated to be payable currently:
   Federal                                          $ 5,377   $ 8,550   $ 3,905
   State                                                873     1,369       611
--------------------------------------------------------------------------------
    Total current                                     6,250     9,919     4,516
--------------------------------------------------------------------------------
Taxes deferred:
   Federal                                           (2,580)   (2,976)   (1,280)
   State                                                 11      (332)      172
--------------------------------------------------------------------------------
    Total deferred                                   (2,569)   (3,308)   (1,108)
--------------------------------------------------------------------------------
Total income tax expense                            $ 3,681   $ 6,611   $ 3,408
================================================================================

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1995 and 1994 are as follows:

------------------------------------------------------------------------------------------
                                                1995                      1994
AS OF SEPTEMBER 30, (IN THOUSANDS)      CURRENT      NONCURRENT   CURRENT       NONCURRENT
------------------------------------------------------------------------------------------
Deferred tax assets:
Deferred investment tax credits        $    --        $ 1,386    $    --          $ 1,567
   Regulatory liabilities                   --          2,229         --            2,585
   Minimum tax credit                       --         14,622         --           12,469
   Insurance and accruals                2,175             --      1,568               --
   Unbilled revenue                      1,565             --      1,454               --
   Other, net                            6,691            626      6,302              146
------------------------------------------------------------------------------------------
      Subtotal                          10,431         18,863      9,324           16,767
      Valuation allowance                   --             --         --               --
------------------------------------------------------------------------------------------
        Total deferred tax assets      $10,431        $18,863    $ 9,324          $16,767
==========================================================================================
Deferred tax liabilities:
   Depreciation and basis differences  $    --        $18,497    $    --          $16,905
   Basis differences on oil and gas
     producing properties                   --          2,160         --            1,564
   Pension and other benefit costs         714             --      1,306               --
   Other, net                               50            746        476                4
------------------------------------------------------------------------------------------
        Total deferred tax liabilities $   764        $21,403    $ 1,782          $18,473
==========================================================================================


No valuation allowance with respect to deferred taxes is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the consolidated balance sheet. As of September 30, 1995, the amount of minimum tax credit which can be carried forward indefinitely to reduce future regular tax liability is $14,622,000.

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pre-tax earnings as illustrated below:

-------------------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)               1995       1994      1993
-------------------------------------------------------------------------------------------
Income tax expense at statutory federal income tax rate     $  8,046    $ 10,627  $  7,467
Increase (decrease) resulting from:
   Nonconventional fuel credits--current                      (2,343)     (4,259)   (1,374)
   Nonconventional fuel credits--deferred                     (1,779)        127    (2,446)
   Investment tax credits--deferred                             (487)       (487)     (528)
   State income taxes, net of federal income tax benefit         625         700       639
   Other, net                                                   (381)        (97)     (350)
-------------------------------------------------------------------------------------------
Total income tax expense                                    $  3,681    $  6,611  $  3,408
==========================================================================================

5. RETIREMENT INCOME PLANS AND OTHER BENEFITS The Company has two defined benefit non-contributory pension plans which cover a majority of the employees. Benefits are based on years of service and final earnings. The Company's policy is to use the "projected unit credit" actuarial method for funding and financial reporting purposes. The expense (income) for the plan covering the majority of employees (Plan A) for the years ended September 30, 1995, 1994 and 1993, was $1,158,000, $15,000, and $(118,000), respectively. The expense for the second plan covering employees under labor union agreements (Plan B) for 1995, 1994 and 1993 was $339,000, $555,000, and $557,000, respectively.

The funded status of the plans is as follows:

---------------------------------------------------------------------------------------------------------------------------
AS OF JUNE 30, (IN THOUSANDS)                                       Plan A                                Plan B
---------------------------------------------------------------------------------------------------------------------------
                                                             1995              1994              1995                1994
                                                         ----------------------------        ------------------------------
Vested benefits                                          $ (46,073)        $ (48,354)        $ (13,499)          $ (12,860)
Nonvested benefits                                          (5,912)           (5,530)           (2,083)             (2,253)
---------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                             (51,985)          (53,884)          (15,582)            (15,113)
Effects of salary progression                              (11,047)          (10,332)               --                  --
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                               (63,032)          (64,216)          (15,582)            (15,113)
Fair value of plan assets, primarily equity
 and fixed income securities                                69,431            72,004            16,429              11,863
Unrecognized net gain                                        1,470             2,646               296               1,034
Unrecognized prior service cost                                 41                46             1,412               1,554
Unrecognized net transition obligation (asset)              (5,111)           (6,524)              396                 452
Additional minimum liability                                    --                --                --              (3,040)
---------------------------------------------------------------------------------------------------------------------------
Accrued pension asset (liability)                         $  2,799          $  3,956          $  2,951            $ (3,250)
===========================================================================================================================

At September 30, 1995 and 1994, for both plans the discount rate used to measure the projected benefit obligation was 7.5 percent, and the expected long-term rate of return on plan assets was 8.25 percent. The annual rate of salary increase for the salaried plan was 5.5 percent for both years.

The components of net pension costs for 1995, 1994 and 1993 were:

------------------------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                     Plan A                                     Plan B
------------------------------------------------------------------------------------------------------------------------------------
                                                        1995          1994          1993          1995          1994          1993
                                                     ------------------------------------      -------------------------------------
Service cost                                         $  2,052      $  1,873      $  1,678      $    224       $   224      $    187
Interest cost on projected benefit obligation           4,728         4,550         4,097         1,095         1,042         1,018
Actual (return)  on plan assets                        (8,787)         (504)       (6,858)       (2,172)         (372)       (1,048)
Net amortization and deferral                           2,106        (5,904)          965         1,192          (339)          400
Loss due to special termination benefits                1,489            --            --            --            --            --
Settlement gain                                          (430)           --            --            --            --            --
------------------------------------------------------------------------------------------------------------------------------------
Net pension (income) expense                         $  1,158      $     15      $   (118)     $    339       $   555      $    557
====================================================================================================================================

In 1995 the Company recognized a loss for special termination benefits of $1,489,000 and a settlement gain of $430,000 pursuant to a voluntary early retirement option offered to all salaried, non-officer employees of at least 58 years of age with a minimum of 5 years' service. Of the 55 eligible employees, 41 accepted.

The Company has deferred compensation plan agreements for certain key executives providing for payments on retirement, death or disability.
The deferred compensation expense under these agreements for 1995, 1994 and 1993 was $808,000, $461,000, and $650,000, respectively.

In addition to providing pension benefits, the Company provides certain post-retirement health care and life insurance benefits. Substantially all of the Company's employees may become eligible for such benefits if they reach normal retirement age while working for the Company. In a prior year, the Company adopted SFAS No. 106, Employers' Accounting for Post-retirement benefits Other Than Pensions, with respect to the accrual of such costs for salaried employees. During fiscal year 1994, the Company adopted SFAS 106 with respect to such costs for employees under collective bargaining agreements. There was no cumulative effect on the income statement resulting from the adoption of SFAS 106, as the Company elected to amortize transition costs over a 20-year period. On December 6, 1993, the APSC adopted Order 4-3454 which allows the Company to recover all costs accrued under SFAS 106 through rates.


While the Company has not adopted a formal funding policy, all of its accrued post-retirement liability was funded at year-end. The expense for salaried employees for the years ended September 30, 1995, 1994, and 1993 was $2,271,000, $2,319,000, and $2,677,000, respectively. The expense for union employees was $3,613,000, $3,685,000 and $982,000 during 1995, 1994 and 1993, respectively.
Prior to 1994, the Company recognized the cost of providing post-retirement benefits for union employees on a pay-as-you-go basis. These benefits were provided through a self-insurance arrangement and through insurance companies whose premiums were based on the benefits paid during the year. The projected unit credit actuarial method was used to determine the normal cost and actuarial liability.

A reconciliation of the estimated status of the obligation is as follows:

---------------------------------------------------------------------------------------------------------------------------
AS OF JUNE 30, (IN THOUSANDS)                                   Salaried Employees                  Union Employees
---------------------------------------------------------------------------------------------------------------------------
                                                              1995              1994               1995              1994
                                                           ---------------------------          ---------------------------
Accumulated post-retirement benefit obligation             $(20,757)         $(21,296)          $(29,600)         $(24,564)
Fair value of plan assets, primarily equity and
 fixed income securities                                     12,659             9,408              4,419             1,248
Unamortized amounts                                           7,550            11,751             24,237            21,357
---------------------------------------------------------------------------------------------------------------------------
Accrued post-retirement benefit liability                  $   (548)         $   (137)          $   (944)         $ (1,959)
===========================================================================================================================

Net periodic post-retirement benefit cost for the years ended September 30, 1995, 1994, and 1993, included the following:

------------------------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)             Salaried Employees                          Union Employees
------------------------------------------------------------------------------------------------------------------------------------
                                                  1995             1994           1993           1995          1994          1993
                                               -----------------------------------------       -------------------------------------
Service cost                                   $    512         $    450        $   464        $   807        $   481        $   --
Interest cost on accumulated post-retirement
  benefit obligation                              1,696            1,726          1,457          1,793          1,920            --
Amortization of transition obligation               723              723            842          1,285          1,285            --
Amortization of actuarial gains and losses           --               --             49             --             --            --
Deferred asset (gain) loss                          539             (453)            --            424             --            --
Actual (return) on plan assets                   (1,199)            (127)          (135)          (696)            (1)           --
------------------------------------------------------------------------------------------------------------------------------------
Net periodic post-retirement benefit expense   $  2,271         $  2,319        $ 2,677        $ 3,613        $ 3,685        $   --
====================================================================================================================================

The weighted average health care cost trend rate used in determining the accumulated post-retirement benefit obligation was 8 percent in 1995 and 1994. That assumption has a significant effect on the amounts reported. For example, with respect to salaried employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-retirement benefit obligation by 3 percent and the net periodic post-retirement benefit cost by 2.1 percent. For union employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-retirement benefit obligation by 7.1 percent and the net periodic post-retirement benefit cost by 7 percent. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 7.5 percent in 1995 and 1994.

The Company has a long-term disability plan covering most salaried employees. Expense for the years ended September 30, 1995, 1994, and 1993, was $155,000, $150,000, and $129,000, respectively.

6. COMMON STOCK PLANS A majority of Company employees are eligible to participate in the Energen Employee Savings Plan (ESP) by investing a portion of their compensation in the Plan, with the Company matching a part of the employee investment by contributing Company common stock (new issue or treasury shares) or funds for the purchase of Company common stock. The ESP also contains employee stock ownership plan provisions. At September 30, 1995, 481,484 common shares were reserved for issuance under the ESP. Expense associated with Company contributions to the ESP was $2,944,000, $2,772,000 and $2,601,000 for 1995,
1994 and 1993, respectively.

In 1992 the Company adopted the Energen Corporation 1992 Long-Range
Performance Plan which provides for the award of up to 500,000 performance units, with each unit equal to the market value of one share of common stock, to eligible employees based on predetermined performance criteria at the end of a four-year award period. Under the Plan, a portion of the performance units is payable with Company common stock; accordingly, 350,000 shares have been reserved for issuance. Under the Plan, 56,430, 49,120 and 59,850 performance units were awarded in 1995, 1994 and 1993, respectively, leaving 280,826 performance units available for award at September 30, 1995. The Company recorded expense of $1,628,000, $939,000 and $688,000 for 1995, 1994 and 1993,
respectively, under the Plan.

The Restricted Stock Incentive Plan of Energen Corporation, adopted in 1984, provided for the award of common stock to eligible participants. Stock awarded under the Plan is subject to certain restrictions against sale or pledge. Pursuant to its terms, the Plan terminated effective January 1994 subject to completion of restriction periods applicable to previously awarded shares. Under the Plan, no common shares were awarded in 1995, 1994, or 1993. Expense of $121,000, $218,000 and $289,000 was charged during 1995, 1994 and 1993, respectively, under this Plan.

The Company has a dividend reinvestment plan for which 161,437 common shares were reserved at September 30, 1995.

The Energen Corporation 1988 Stock Option Plan provides for the grant of incentive stock options, non-qualified stock options, or a combination thereof to officers and key employees. Options granted under the Plan provide for purchase of the Company's common stock at not less than the fair market value on the date the option is granted. Under the Plan, 270,000 shares of the Company's common stock have been reserved for issuance. Options were granted in 1995 and 1993 with dividend equivalents, 1,900 of which have been exercised. In 1993, 12,696 options with stock appreciation rights (SARS) were canceled upon exercise. Options expire 10 years from the date of grant.

Transactions under the Plan are summarized as follows:

---------------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30,                                                                 1995            1994              1993
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year ($16.75 - $20.125)                               141,556         141,556          111,152
Granted (at $16.75 - $20.125)                                                      10,500              --           45,000
Exercised ($22.875 - $25.125)                                                          --              --           (1,900)
Canceled upon exercise of Stock Appreciation Rights ($23.25 - $26.375)                 --              --          (12,696)
Forfeited                                                                              --              --               --
---------------------------------------------------------------------------------------------------------------------------
Outstanding at year-end                                                           152,056         141,556          141,556
---------------------------------------------------------------------------------------------------------------------------
Exercisable at year-end                                                           152,056         141,556          141,556
---------------------------------------------------------------------------------------------------------------------------
Remaining reserved for issuance at year-end                                       103,348         113,848          113,848
===========================================================================================================================

In 1992 the Company adopted the Energen Corporation 1992 Directors Stock Plan to enable the Company to pay part of the compensation of its non-employee directors in shares of the Company's common stock. Under the Plan, 3,829, 3,515 and 5,085 shares were issued in 1995, 1994 and 1993, respectively, leaving 89,594 shares reserved for issuance at September 30, 1995.

The Company has adopted a Shareholder Rights Plan intended to protect shareholders from coercive or unfair takeover tactics. Under certain circumstances, shareholders have the right to acquire the Company's Series A Junior Participating Preferred Stock (or, in certain cases, securities of an acquiring person) at a significant discount. Terms and conditions are set forth in a Rights Agreement (dated July 27, 1988, and amended February 28, 1990) between the Company and its Rights Agent. Under the plan, two-thirds of a right is associated with each outstanding share of Common Stock. Rights outstanding under the Shareholder Rights Plan at September 30, 1995 and 1994, were convertible into 72,734 and 72,786 shares, respectively, of Series A Junior Participating Preferred Stock (1/100 share of preferred stock for each full right) subject to adjustment upon the occurrence of certain take-over related events. No rights were exercised or exercisable at either period. The price at which the rights would be exercised is $80 per right, subject to adjustment upon the occurrence of certain take-over related events. In general, in the absence of certain takeover-related events, as described in the Plan, the rights may be redeemed prior to their July 27, 1998, expiration for $0.02 per right.

 7. PREFERRED STOCK The Company is authorized to issue 5,000,000 shares of cumulative preferred stock, par value $0.01 per share, in one or more series, 150,000 of which have been designated as Series A Junior Participating Preferred Stock. There are no shares issued or outstanding. Alagasco is authorized to issue 120,000 shares of preferred stock, par value $0.01 per share, in one or more series. There are no shares currently outstanding.

 8. ENVIRONMENTAL MATTERS Alagasco is in the chain of title of eight former manufactured gas plant sites, of which it still owns four, and five manufactured gas distribution sites, of which it still owns one. A preliminary investigation of the sites does not indicate the present need for remediation activities. Management expects that, should remediation of any such sites be required in the future, Alagasco's share, if any, of such costs will not materially affect the results of operations or financial condition of Alagasco.

Taurus is subject to various environmental regulations. Management believes that Taurus is in compliance with the currently applicable standards of the environmental agencies to which it is subject and that potential environmental liabilities, if any, are minimal. Also, to the extent Taurus has operating agreements with various joint venture partners, environmental costs, if any, would be shared proportionately.

9. COMMITMENTS The Company has various firm gas supply and firm gas transportation contracts which expire at various dates through the year 2008. These contracts typically contain minimum demand charge obligations on the part of the Company.

Taurus has entered into a three-and-one-half-year agreement with Sonat Exploration Company. Under the agreement, Taurus has committed to invest up to $30 million as its proportionate share of acquisitions made during calendar year 1995 through Sonat Exploration's reserve acquisition program. In addition, Taurus expects to spend between $25 million and $50 million annually in the subsequent years.

The Company has entered into an agreement with a financial institution whereby it can sell on an ongoing basis, with recourse, certain installment receivables related to its merchandising program up to a maximum of $20 million. During 1995 and 1994, the Company sold $8,454,000 and $6,784,000, respectively, of installment receivables. At September 30, 1995 and 1994, the balance of these installment receivables was $15,618,000 and $13,027,000, respectively. Receivables sold under this agreement are considered financial instruments with off-balance sheet risk. The Company's exposure to credit loss in the event of non-performance by customers is represented by the balance of installment receivables.

The Company's oil and gas subsidiary periodically enters into futures contracts to hedge its exposure to price fluctuations on oil and gas production. Under this program, Taurus has entered into futures contracts for the sale of 5 Bcf of its fiscal 1996 gas production at an average contract price of $1.81 per Mcf.

Various legal proceedings arising in the normal course of business are currently in progress and the Company currently accrues provisions for estimated cost. Although the outcome of any litigation cannot be predicted with certainty, management does not believe that the ultimate outcome will have a material adverse effect on the Company's financial position or results of operations.

10. LEASES Total payments related to leases included as operating expense in the accompanying consolidated statements of income were $3,035,000, $2,986,000, and $3,228,000 in 1995, 1994 and 1993, respectively. Minimum future rental payments (in thousands) required after 1995 under leases with initial or remaining noncancelable lease terms in excess of one year are as follows:

------------------------------------------------------------------------------------------------
           1996             1997           1998          1999        2000    2001 and thereafter
------------------------------------------------------------------------------------------------
          $2,181           $1,936          $592          $132        $86           $125
================================================================================================


11. SUPPLEMENTAL CASH FLOW INFORMATION Supplemental information concerning cash flow activities is as follows:

--------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)           1995             1994            1993
--------------------------------------------------------------------------------------------------
Interest paid                                           $ 13,994         $ 11,055        $ 11,906
Income taxes paid                                       $  6,234         $ 10,965        $  5,133
Noncash investing activities:
   Capitalized depreciation                             $    166         $    155        $    187
   Allowance for funds used during construction         $  1,054         $    465        $    163
Noncash financing activities (debt issuance costs)      $    340         $    330        $    445
==================================================================================================


12. FINANCIAL INSTRUMENTS In accordance with the requirements of SFAS No. 107, the estimated fair values of the Company's financial instruments at September 30, 1995, were as follows:

---------------------------------------------------------------------------------------
                                                            Carrying            Fair
AS OF SEPTEMBER 30, 1995 (IN THOUSANDS)                      Amount            Value
---------------------------------------------------------------------------------------
Cash and cash equivalents                                  $  36,695         $  36,695
Receivables, net of allowance account                      $  30,813         $  30,813
Short-term debt                                            $  32,300         $  32,300
Long-term debt (including current portion)                 $ 133,375         $ 129,016
=======================================================================================

The following methods and assumptions were used to estimate the fair value of financial instruments:

- Cash and cash equivalents: Fair value was considered to be the same as the carrying amount.

- Receivables: The Company believes that, in the aggregate, current and non-current net receivables were not materially different from the fair value of those receivables.

- Short-term debt: The fair value was determined to be the same as the carrying amount.

- Long-term debt: The fair value of fixed-rate long-term debt was based on the market value of debt with similar maturities and with interest rates currently trading in the marketplace; the carrying amount of variable rate long-term debt was assumed to approximate fair value.

13. SUMMARIZED QUARTERLY FINANCIAL DATA (Unaudited) The following data summarize quarterly operating results. The Company's business is seasonal in character and strongly influenced by weather conditions.

------------------------------------------------------------------------------------------------------------
                                                                    1995 FISCAL QUARTERS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            FIRST           SECOND          THIRD           FOURTH
------------------------------------------------------------------------------------------------------------
Operating revenues                                $ 73,484        $ 140,820       $ 61,532         $ 45,368
Operating income (loss)                           $  5,436        $  30,302       $  3,316         $ (6,645)
Net income (loss)                                 $  2,736        $  21,714       $  1,129         $ (6,271)
Earnings (loss) per average common share          $   0.25        $    1.99       $   0.10         $  (0.58)
------------------------------------------------------------------------------------------------------------
                                                                    1994 FISCAL QUARTERS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            FIRST           SECOND          THIRD           FOURTH
------------------------------------------------------------------------------------------------------------
Operating revenues                                $ 87,919        $ 168,087       $ 73,125         $ 47,942
Operating income (loss)                           $  5,713        $  30,370       $  4,325         $ (4,500)
Net income (loss)                                 $  2,300        $  22,192       $  3,950         $ (4,691)
Earnings (loss) per average common share          $   0.22        $    2.03       $   0.36         $  (0.43)
============================================================================================================

14. OIL AND GAS PRODUCING ACTIVITIES (Unaudited) The following schedules detail historical financial data of the Company's oil and gas producing activities. Certain terms appearing in the schedules are prescribed by the Securities and Exchange Commission and are briefly described as follows:

- Lease Acquisition Costs are costs incurred to lease or otherwise acquire a property.

- Exploration Expenses are primarily costs associated with drilling unsuccessful exploratory wells in undeveloped properties, exploratory geological and geophysical activities, and costs of impaired leaseholds.

- Development Costs include costs necessary to gain access to, prepare and equip development wells in areas of proved reserves.

- Production (Lifting) Costs include costs incurred to operate and maintain wells.

- Gross Revenues are reported after deduction of royalty interest payments.

- Gross Well or Acre is a well or acre in which a working interest is owned.

- Net Well or Acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.

- Dry Well is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

- Productive Well is an exploratory or a development well that is not a dry well.

CAPITALIZED COSTS

------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                                  1995            1994              1993
------------------------------------------------------------------------------------------------------------
Proved                                                          $ 115,720        $ 90,709          $ 84,373
Unproved                                                            1,619           1,646             1,704
------------------------------------------------------------------------------------------------------------
Total capitalized costs                                           117,339          92,355            86,077
Accumulated depreciation, depletion and amortization               51,170          43,052            35,150
------------------------------------------------------------------------------------------------------------
Capitalized costs, net                                          $  66,169        $ 49,303          $ 50,927
============================================================================================================

COSTS INCURRED The following table sets forth costs incurred in property acquisition and exploration and development activities and includes both capitalized costs and costs charged to expense during the year:

---------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)        1995            1994             1993
---------------------------------------------------------------------------------
Property acquisition:
   Proved                              $ 16,950         $ 1,372         $ 11,645
   Unproved                                 989           1,169              154
Exploration                               4,666           4,565            3,336
Development                               6,044           1,438            6,673
---------------------------------------------------------------------------------
   Total costs incurred                $ 28,649         $ 8,544         $ 21,808
=================================================================================

RESULTS OF OPERATIONS The following table sets forth results of the Company's oil and gas producing activities:

----------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                   1995             1994              1993
----------------------------------------------------------------------------------------------------
Gross revenues:
   Unaffiliated (excluding consulting revenues)         $ 20,397         $ 21,577          $ 14,974
   Affiliated                                              2,259            2,917             3,424
Production (lifting) costs                                 5,995            5,882             5,383
Exploration expense                                        2,933            2,088               756
Depreciation, depletion and amortization                   8,847            8,080             5,852
Income taxes                                              (2,410)          (1,607)           (1,185)
----------------------------------------------------------------------------------------------------
Results of operations from producing activities         $  7,291         $ 10,051          $  7,592
====================================================================================================

AVERAGE SALES PRICE, PRODUCTION COST AND DEPRECIATION RATE

-------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                                    1995              1994             1993
-------------------------------------------------------------------------------------------------------
Average sales price:
   Gas (per Mcf)                                            $  1.72          $  1.89           $  1.83
   Oil (per barrel)                                         $ 15.07          $ 14.25           $ 17.09
Average production (lifting) cost (per Mcf equivalent)      $   .59          $  0.57           $  0.72
Average depreciation rate (per Mcf equivalent)              $   .88          $  0.78           $  0.78
=======================================================================================================

DRILLING ACTIVITY The following table sets forth the total number of net productive and dry exploratory and development wells drilled:

------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                 1995           1994            1993
------------------------------------------------------------------------------
Exploratory:
   Productive                             0.9             0.6             0.9
   Dry                                    1.0             0.4             0.3
------------------------------------------------------------------------------
    Total                                 1.9             1.0             1.2
------------------------------------------------------------------------------
Development:
   Productive                             1.0             0.7             3.7
   Dry                                    0.1             --              --
------------------------------------------------------------------------------
    Total                                 1.1             0.7             3.7
==============================================================================

As of September 30, 1995, the Company was participating in the drilling of 2 gross wells, with the Company's interest equivalent to .28 wells.

PRODUCTIVE WELLS AND ACREAGE The following table sets forth the total gross and net productive gas and oil wells as of September 30, 1995, and developed and undeveloped acreage as of the latest practicable date prior to year-end:

-------------------------------------------------------
                                  GROSS            NET
-------------------------------------------------------
Gas Wells                           926            211
Oil Wells                         3,329             70
Developed Acreage               360,215         55,594
Undeveloped Acreage             127,695         14,014
=======================================================

The Company also had a revenue interest only in an additional 216 gross wells. There were 57 gross wells with multiple completions with the Company's interest being an equivalent of 5.9 wells. All wells and acreage are located in, both onshore and offshore, the United States, with the majority of the net undeveloped acreage located in the Gulf Coast region.

OIL AND GAS PRODUCING ACTIVITIES Taurus's proved reserves are located in, both onshore and offshore, the United States and are as follows:

---------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                               1995                      1994                    1993
---------------------------------------------------------------------------------------------------------------------
                                                 Gas           Oil          Gas          Oil          Gas        Oil
                                                 MMcf         MBbl          MMcf        MBbl          MMcf      MBbl
                                                -------------------       -------------------       -----------------
Proved reserves at beginning of year            60,057       1,485        67,298       1,289        51,329       338
Revisions of previous estimates                 (1,462)        142        (3,579)        144           400       (13)
Purchase of minerals in place, net              11,919       2,472           456         201        11,467     1,149
Discoveries and other additions                  9,350         137         5,051          42        10,347        19
Production                                      (8,597)       (250)       (9,169)       (191)       (6,245)     (204)
---------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year                  71,267       3,986        60,057       1,485        67,298     1,289
---------------------------------------------------------------------------------------------------------------------
Proved developed reserves at end of year        50,657       3,380        45,538       1,281        56,207     1,155
=====================================================================================================================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES The standardized measure of discounted future net cash flows is not intended, nor should it be interpreted, to present the fair market value of the Company's crude oil and natural gas reserves. An estimate of fair market value would take into consideration factors such as, but not limited to, the recovery of reserves not presently classified as proved reserves, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

-----------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                          1995               1994                 1993
-----------------------------------------------------------------------------------------------------------------
Future gross revenues                                         $ 156,367           $ 105,986            $ 164,483
Future production and development costs                          82,340              54,137               62,185
-----------------------------------------------------------------------------------------------------------------
Future net cash flows before income taxes                        74,027              51,849              102,298
Future income tax expense (benefit) including tax credits       (10,533)            (15,856)               1,304
-----------------------------------------------------------------------------------------------------------------
Future net cash flows after income taxes                         84,560              67,705              100,994
Discount at 10% per annum                                        21,001              16,051               28,210
-----------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows
 relating to proved oil and gas reserves                      $  63,559           $  51,654            $  72,784
=================================================================================================================

The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

--------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                      1995                   1994                1993
--------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                               $ 51,654               $ 72,784             $ 48,298
--------------------------------------------------------------------------------------------------------------------------------
Revisions to reserves proved in prior years:
   Net changes in prices, production costs and future development costs      (1,984)               (24,969)               5,789
   Net changes due to revisions in quantity estimates                        (2,474)                (2,278)               1,303
   Development costs incurred, previously estimated                           3,207                  1,723                1,700
   Accretion of discount                                                      5,166                  7,278                4,830
   Other                                                                        (37)                  (560)              (2,638)
--------------------------------------------------------------------------------------------------------------------------------
    Total Revisions                                                           3,878                (18,806)              10,984
New Field discoveries and extensions, net of future production
  and development costs                                                       6,021                    523               11,906
Sales of oil and gas produced, net of production costs                      (12,518)               (14,635)              (9,550)
Purchases of minerals in place, net                                          13,894                  1,354               17,158
Net change in income taxes                                                      630                 10,434               (6,012)
--------------------------------------------------------------------------------------------------------------------------------
Net change in standardized measure of discounted future net
cash flows                                                                   11,905                (21,130)              24,486
--------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                     $ 63,559               $ 51,654             $ 72,784
================================================================================================================================

COALBED METHANE ACTIVITIES The Company is actively engaged in the development of pipeline-quality natural gas from coal (coalbed methane). The results of the Company's coalbed methane activities have been included in the oil and gas disclosures shown previously. Because of the significance of coalbed methane to the Company, certain data are separately disclosed below.

Production of coalbed methane from wells drilled prior to January 1, 1993, qualifies through December 31, 2002, for federal income tax credits under
Section 29 of the Internal Revenue Code of 1986, as amended. The tax credit currently approximates $1 per Mcf of qualifying production. Accordingly, a significant portion of the value of proved coalbed methane reserves is associated with this tax credit.

---------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                                                1995            1994            1993
---------------------------------------------------------------------------------------------------------------
Proved reserves at beginning of year (MMcf)                             26,712          34,109          34,306
Revisions of previous estimates                                          1,842          (3,687)            364
Discoveries and other additions                                            159             --            3,231
Production                                                              (3,709)         (3,710)         (3,792)
---------------------------------------------------------------------------------------------------------------
Proved reserves at end of year                                          25,004          26,712          34,109
---------------------------------------------------------------------------------------------------------------
Estimated proved reserves qualifying for tax credits (MMcf)             15,837          18,947          21,461
---------------------------------------------------------------------------------------------------------------
Net capitalized costs (in thousands)                                  $ 19,370        $ 21,924        $ 24,896
---------------------------------------------------------------------------------------------------------------
Gross wells in which Taurus has working and/or revenue interest            634             657             727
---------------------------------------------------------------------------------------------------------------
Net productive wells                                                     154.4           164.2           173.2
===============================================================================================================

15. INDUSTRY SEGMENT INFORMATION The Company is principally engaged in the purchase, distribution and sale of natural gas in central and north Alabama and the development of oil and gas in the continental United States. The Company also is engaged in intrastate gas transmission services and merchandising.

-------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                           1995             1994              1993
-------------------------------------------------------------------------------------------------------
 Operating revenues, unaffiliated customers:
   Natural gas distribution                               $ 295,967        $ 344,637         $ 330,560
   Oil and gas production                                    21,396           22,294            16,463
   Other                                                      3,841           10,142            10,093
-------------------------------------------------------------------------------------------------------
    Total                                                 $ 321,204        $ 377,073         $ 357,116
-------------------------------------------------------------------------------------------------------
Intersegment revenues:
   Natural gas distribution                               $      --        $      --         $      --
   Oil and gas production                                     2,259            2,917             3,424
   Other                                                      5,160            5,259             4,833
-------------------------------------------------------------------------------------------------------
    Total                                                 $   7,419        $   8,176         $   8,257
-------------------------------------------------------------------------------------------------------
Depreciation, depletion and amortization expense:
   Natural gas distribution                               $  19,368        $  17,941         $  17,206
   Oil and gas production                                     9,767            9,065             6,947
   Other                                                        442              994             1,136
-------------------------------------------------------------------------------------------------------
    Total                                                 $  29,577        $  28,000         $  25,289
-------------------------------------------------------------------------------------------------------
Capital expenditures:
   Natural gas distribution                               $  42,780        $  38,473         $  22,107
   Oil and gas production                                    26,429            7,356            21,449
   Other                                                        951              334               480
-------------------------------------------------------------------------------------------------------
    Total                                                 $  70,160        $  46,163         $  44,036
-------------------------------------------------------------------------------------------------------
Identifiable assets (year-end):
   Natural gas distribution                               $ 335,267        $ 308,905         $ 264,548
   Oil and gas production                                   113,701           92,019            84,664
   Other                                                     10,116           10,390            21,473
-------------------------------------------------------------------------------------------------------
    Total                                                 $ 459,084        $ 411,314         $ 370,685
-------------------------------------------------------------------------------------------------------
Operating income (loss) before income taxes:
   Natural gas distribution                               $  32,513        $  30,017         $  26,381
   Oil and gas production                                       483            5,701             4,539
   Other                                                        612            1,594               929
   Eliminations and corporate expenses                       (1,199)          (1,404)           (1,582)
-------------------------------------------------------------------------------------------------------
    Total                                                    32,409           35,908            30,267
Interest expense                                            (11,818)         (11,345)          (10,605)
Dividends on preferred stock of subsidiary                       --               --               (70)
Gain on sale of assets                                           --            2,142                --
Other, net                                                    2,398            3,657             1,897
-------------------------------------------------------------------------------------------------------
 Income before income taxes                               $  22,989        $  30,362         $  21,489
=======================================================================================================

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and related notes of Energen Corporation were prepared by management, which has the primary responsibility for the integrity of the financial information therein. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts which are based necessarily on management's best estimates and judgments. Financial information presented elsewhere in this report is consistent with the information in the financial statements.

Management maintains a comprehensive system of internal accounting controls and relies on the system to discharge its responsibility for the integrity of the financial statements. This system provides reasonable assurance that corporate assets are safeguarded and that transactions are recorded in such a manner as to permit the preparation of reliable financial information. Reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the related benefits. This system of internal accounting controls is augmented by written policies and procedures, internal auditing, and the careful selection and training of qualified personnel. As of September 30, 1995, management was aware of no material weaknesses in Energen's system of internal accounting controls.

The consolidated financial statements have been audited by the Company's independent certified public accountants, whose opinion is expressed elsewhere on this page. Their audit was conducted in accordance with generally accepted auditing standards; and, in connection therewith, they obtained an understanding of the Company's system of internal accounting controls and conducted such tests and related procedures as they deemed necessary to arrive at an opinion on the fairness of presentation of the consolidated financial statements.

The functioning of the accounting system and related internal accounting controls is under the general oversight of the Audit Committee of the Board of Directors, which is comprised of four outside Directors. The Audit Committee meets regularly with the independent public accountants and representatives of management to discuss matters regarding internal accounting controls, auditing and financial reporting.


/s/ Geoffrey C. Ketcham
--------------------------------------
Geoffrey C. Ketcham
Executive Vice President
Chief Financial Officer and Treasurer


--------------------------------------------------------------------------------


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of Energen:

We have audited the accompanying consolidated balance sheets of Energen Corporation and Subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Energen Corporation and Subsidiaries as of September 30, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for certain other post-retirement benefits, effective October 1, 1993.


/s/ Coopers & Lybrand L.L.P.
-----------------------------
Coopers & Lybrand L.L.P.
Birmingham, Alabama
October 25, 1995

SELECTED FINANCIAL DATA


ENERGEN CORPORATION AND SUBSIDIARIES
---------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            1995         1994           1993           1992
---------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Operating revenues                                     $   321,204    $   377,073    $   357,116   $   331,982
Income before cumulative effect of change
  in accounting principle                              $    19,308    $    23,751    $    18,081   $    15,687
Net income                                             $    19,308    $    23,751    $    18,081   $    16,628
Earnings per share before cumulative effect            $      1.77    $      2.19    $      1.77   $      1.54
Earnings per average common share                      $      1.77    $      2.19    $      1.77   $      1.64
===============================================================================================================
BALANCE SHEET
Capitalization at year-end:
  Common shareholders' equity                          $   173,924    $   167,026    $   140,313   $   129,858
  Preferred stock                                               --             --             --         1,800
  Long-term debt                                           131,600        118,302         85,852        90,609
---------------------------------------------------------------------------------------------------------------
      Total capitalization                             $   305,524    $   285,328    $   226,165   $   222,267
---------------------------------------------------------------------------------------------------------------
Total assets                                           $   459,084    $   411,314    $   370,685   $   342,119
---------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                     $   327,264    $   287,182    $   273,097   $   254,630
===============================================================================================================
COMMON STOCK DATA
Annual dividend rate at year-end                       $      1.16    $      1.12    $      1.08   $      1.04
Cash dividends paid per common share                   $      1.13    $      1.09    $      1.05   $      1.01
Book value per common share                            $     15.94    $     15.30    $     13.60   $     12.75
Market-to-book ratio at year-end (%)                           136            147            182           142
Yield at year-end (%)                                          5.3            5.0            4.4           5.7
Return on average common equity (%)                           11.0           14.6           13.0          13.0
Price-to-earnings ratio at year-end                           12.3           10.3           14.0          11.1
Shares outstanding at year-end (000)                        10,910         10,918         10,320        10,183
Price Range:
  High                                                 $    23 1/2    $    26 5/8    $    26 3/4   $    18 7/8
  Low                                                  $    19 3/4    $    19 1/4    $    17 5/8   $    15
  Close                                                $    21 3/4    $    22 1/2    $    24 3/4   $    18 1/8
===============================================================================================================
OTHER GENERAL DATA
Capital expenditures                                   $    70,160    $    46,163    $    44,036   $    22,758
===============================================================================================================

Note: All information prior to 1989 has been adjusted for the effects of a three-for-two common stock split.
        All information prior to 1990 includes the effects of discontinued operations.

--------------------------------------------------------------------------------------
    1991         1990         1989        1988        1987         1986        1985
--------------------------------------------------------------------------------------
$  325,643   $  324,860  $  308,604   $ 353,135   $  332,590   $  364,853   $  378,660

$   14,112   $   11,267  $    6,422   $  11,667   $    8,950   $    1,544   $    5,248
$   14,112   $   11,267  $    6,422   $  11,667   $    8,950   $    1,544   $    5,248
$     1.42   $     1.15  $      .69   $    1.53   $     1.38   $      .24   $      .86
$     1.42   $     1.15  $      .69   $    1.53   $     1.38   $      .24   $      .86
======================================================================================
$  121,995   $  113,316  $  107,950   $  86,256   $   63,687   $   58,325   $   59,085
     1,800        1,800       2,450       2,450        2,850        3,000        3,150
    77,677       82,835      86,188      53,203       54,589       42,286       24,690
--------------------------------------------------------------------------------------
$  201,472   $  197,951  $  196,588   $ 141,909   $  121,126   $  103,611   $   86,925
--------------------------------------------------------------------------------------
$  337,516   $  326,350  $  294,614   $ 260,560   $  237,445   $  211,055   $  191,524
--------------------------------------------------------------------------------------
$  273,539   $  250,983  $  238,329   $ 206,230   $  191,099   $  170,952   $  150,544
======================================================================================
$     1.00   $      .94  $      .88   $    .827   $      .76   $      .72   $     .693
$     .955   $     .895  $     .843   $    .777   $      .73   $      .70   $     .653
$    12.07   $    11.48  $    11.13   $   10.80   $     9.73   $     9.02   $     9.45
       150          157         190         147          163          140           97
       5.5          5.2         4.2         5.2          4.8          5.7          7.6
      11.6         10.0         6.0        15.6         14.7          2.6          9.2
      12.8         15.7        30.6        10.4         11.5         52.6         10.6
    10,104        9,872       9,695       7,989        6,544        6,467        6,253

$   20       $   21 1/2  $   24 3/8   $  16 1/4   $   16 1/2   $   14 3/8   $   10 3/4
$   16       $   16      $   15 3/8   $  11 3/8   $   12 1/2   $    9       $    7 7/8
$   18 1/8   $   18      $   21 1/8   $  15 7/8   $   15 7/8   $   12 5/8   $    9 1/8
======================================================================================
$   47,024   $   37,335  $   54,474   $  39,260   $   40,139   $   39,688   $   29,182
======================================================================================

SELECTED OPERATING DATA


 ENERGEN CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------------------------------------------------------
 YEARS ENDED SEPTEMBER 30,
 (DOLLARS IN THOUSANDS)                               1995                      1994                 1993                   1992
--------------------------------------------------------------------------------------------------------------------------------
 NATURAL GAS DISTRIBUTION
 Gas sold and transported (MMcf)
  Residential                                       27,489                  31,254                 30,957                29,119
  Commercial and industrial--small                  12,289                  13,536                 13,853                13,860
  Commercial and industrial--large                      29                     106                    282                 2,654
  Transportation                                    61,640                  52,635                 49,346                46,235
--------------------------------------------------------------------------------------------------------------------------------
      Total                                        101,447                  97,531                 94,438                91,868
--------------------------------------------------------------------------------------------------------------------------------
 Revenues from gas sold and transported
  Residential                                   $  194,089              $  229,019             $  216,587           $   198,676
  Commercial and industrial--small                  68,409                  84,443                 83,069                78,799
  Commercial and industrial--large                     290                     790                  1,223                 6,501
  Transportation                                    30,490                  29,321                 27,382                25,089
  Other                                              2,687                   1,064                  2,299                 1,661
--------------------------------------------------------------------------------------------------------------------------------
      Total                                     $  295,965              $  344,637             $  330,560           $   310,726
--------------------------------------------------------------------------------------------------------------------------------
 Average number of customers
  Residential                                      410,515                 402,531                395,057               387,871
  Commercial and industrial--small                  33,115                  32,563                 32,269                31,732
  Commercial and industrial--large                      48                      43                     46                    41
--------------------------------------------------------------------------------------------------------------------------------
      Total                                        443,678                 435,137                427,372               419,644
--------------------------------------------------------------------------------------------------------------------------------
Degree days (systemwide)
  39-year moving average                             2,590                   2,590                  2,590                 2,590
  Actual for year                                    2,101                   2,636                  2,624                 2,434
  Ratio of actual to 39-year average (%)               .81                   101.8                  101.3                  94.0
================================================================================================================================
OIL AND GAS PRODUCTION
Operating revenues                              $   23,655              $   25,211             $   19,887           $    15,718
Coalbed methane proved reserves (MMcf)              25,004                  26,712                 34,109                34,306
Conventional proved reserves (MMcf)*                70,179                  42,261                 40,923                19,041
Oil and gas produced (MMcf)*                        10,096                  10,316                  7,468                 7,287
================================================================================================================================
OTHER ACTIVITIES
Operating revenues                              $    9,001              $   15,401             $   14,926           $    15,099
Operating income                                $      612              $    1,594             $      929           $     2,009
Property, plant and equipment, net              $    2,339              $    1,977             $    6,273           $     6,797
================================================================================================================================

*Oil expressed in natural gas equivalents

-----------------------------------------------------------------------------------------------------------
    1991           1990                 1989         1988           1987           1986             1985
-----------------------------------------------------------------------------------------------------------
   26,262          28,653               27,210       28,636         27,365         25,373           26,314
   14,837          16,581               17,946       21,806         18,482         22,337           22,620
    3,411           4,786                9,494       13,026          8,902         20,877           18,365
   41,447          39,117               34,447       28,730         26,895          6,636            3,876
-----------------------------------------------------------------------------------------------------------
   85,957          89,137               89,097       92,198         81,644         75,223           71,175
-----------------------------------------------------------------------------------------------------------
$ 195,250        $188,168             $170,302     $190,836       $181,007       $165,060         $165,034
   84,260          85,588               85,477      104,420         93,242        112,580          119,290
    8,916          13,596               25,000       37,923         24,982         77,989           87,134
   22,890          22,734               19,574       15,158         17,871          3,748            1,802
   (2,188)            873                  731          689            679            648              507
-----------------------------------------------------------------------------------------------------------
$ 309,128        $310,959             $301,084     $349,026       $317,781       $360,125         $373,767
-----------------------------------------------------------------------------------------------------------
  382,747         379,362              365,572      358,872        350,712        341,406          334,418
   31,432          31,565               30,492       29,717         29,007         28,318           27,817
       39              42                   42           37             34             32               30
-----------------------------------------------------------------------------------------------------------
  414,218         410,969              396,106      388,626        379,753        369,756          362,265
-----------------------------------------------------------------------------------------------------------
    2,590           2,590                2,585        2,585          2,585          2,585            2,590
    2,017           2,378                2,383        2,592          2,523          2,345            2,410
     77.9            91.8                 92.2        100.3           97.6           90.7             93.1
===========================================================================================================
$  12,661        $ 12,983             $ 13,469     $ 13,034       $  9,536       $  8,163         $  7,833
   61,314          44,881               17,384        8,783          9,450          3,594               --
   14,369          14,626               14,060        7,772          8,985         10,796           12,136
    6,455           5,434                5,534        5,540          3,975          2,926            2,374
===========================================================================================================
$  13,951        $ 13,372             $  5,962     $  3,345       $  3,843       $    734         $    578
$   1,395        $  1,890             $    (94)    $  1,324       $  1,690       $    319         $    317
$   7,098        $  7,754             $  9,004     $  9,814       $  5,833       $  5,581         $     44
===========================================================================================================